SHARPE RESOURCES CORPORATION

360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6.

Tel: (416) 361-0737
Fax: (416) 361-0923

07022634

APR 16 2007

SUPPL

April 9, 2007

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

Attention: Filings/Listings

Dear Sirs:

Re: Exemption # 82-4009- Annual & Special Meeting of Shareholders

Please find enclosed a copy of a Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

SEC MAIL PROCESSING
RECEIVED
APR 16 2007
WASH, D.C. 210 SECTION

Yours truly,

SHARPE RESOURCES CORPORATION

Per: Shaun A. Drake

PROCESSED
APR 23 2007
THOMSON FINANCIAL

SAD/cd

Encl.

4/19

CDS

Notice of Record & Meeting Dates

New X
Change ___

Issuer Name (maximum 30 characters)

English: SHARPE RESOURCES CORPORATION

French:

Address 360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6	Telephone 416-361-0737 ext 230
	Contact Name Shaun A. Drake

Transfer Agent	CUID ETSZ	Name EQUITY TRANSFER & TRUST CO	Telephone 416-361-0930 EXT 235
Address #400, 200 University Ave, Toronto, Ont., M5H 4H1		E-mail Address	Contact Name Clarisse Karangwa

Proxy Type
- [X] Management
- [ ] Dissenting

Meeting Type
- [X] Annual
- [ ] General
- [X] Special
- [ ] Extraordinary

Material Distribution Type
- [ ] Form C holders only
- [X] All holders

	yyyy	mm	dd
Record Date	2007	05	11
Meeting Date	2007	06	26
Material Mail Date	2007	05	17

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

Clearing and Depository Services Inc.'s GST/HST Registration Number 844182121RT0001

1	# of publications at $93.00 per publication	$ 93.00
	Plus 6% GST	$ 5.58
	or 15% HST (*Nfld, NS, NB residents only*)	$
	Subtotal	$ 98.58
	Plus 7.5% QST (*Quebec residents only*)	$
	Total payment enclosed	$ 98.58

Clearing and Depository Services Inc.'s QST Registration Number 1212464658TQ0001

Authorized Signature for Invoicing (Transfer Agents only)
***Note:** Not required for electronic submission.*

ISIN	Voting Status Y/N	Security Description
CA 820011 1008	Y	Common

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other *(statutory declaration required)*

Send via: [ ] Mail [ ] Courier *(collect)* [X] CDS Envelope System [ ] Fax #:

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

END

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by Clearing and Depository Services Inc. hereunder are subject to the terms and conditions printed on the reverse of this form.

Shaun A. Drake	[signature]	April 9, 2007
Title	Signature	Date

CDS Clearing and Depository Services Inc.
CDSX166-front (10/06)